September 7, 2018

Stephen P. Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, MN 56623

       Re: ANI Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-31812

Dear Mr. Carey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

5. Intangible Assets
Definite-lived Intangible Assets
Acquisition of New Drug Applications and Product Rights, page 89

1. You recorded the February and December 2017 acquisitions as asset acquisitions. Please tell us, for each acquisition, why you believe the acquisitions are not required to be recorded as an acquisition of a business pursuant to ASU 2017-01. In this regards, please specifically address the following:
        As it appears you acquired both tangible and intangible assets in the February acquisitions and the December acquisition appears to relate to assets with significantly different risks, please confirm our understanding that the acquisitions did not meet the
           "practical screen" in ASC 805-10-55-5A through 55-5C as the term is used in ASC
 Stephen P. Carey
ANI Pharmaceuticals, Inc.
September 7, 2018
Page 2
             805-10-55-5. Refer also to the example in ASC 805-10-55-68.
             Please address each of the criteria in ASC 805-10-55-5E in determining whether or not a substantive process was acquired, that together with the input acquired, significantly contribute to the ability to create outputs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613
with any questions.



FirstName LastNameStephen P. Carey                             Sincerely,
Comapany NameANI Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
September 7, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName